                                   EXHIBIT 2
                                   ---------

                            LETTER OF UNDERSTANDING

                          CHS Oregon Acquisition Corp.
                       c/o Code Hennessy & Simmons IV LP
                       10 South Wacker Drive, Suite 3175
                               Chicago, IL 60606


July 5, 2000

Robert C. Warren, Jr.
Cascade Corporation
P.O. Box 20187
Portland, Oregon 97294-0187

Dear Bob:

Thank you for the opportunity to continue to communicate with you and your management team regarding Cascade Corporation (the "Company"). We are pleased to present this letter of understanding, which outlines our preliminary terms we would consider for the acquisition.

As you know, Code Hennessy & Simmons IV LP ("CHS") is a fund with total capital commitments of $1.0 billion, and its parent, Code Hennessy & Simmons LLC, manages funds with a total of $1.5 billion of committed capital. Those funds have acquired over 47 platform and 117 total middle-market companies that design, manufacture and distribute a broad array of industrial and consumer products, as well as service businesses. The companies currently within the funds' portfolio have total annual revenues of approximately $3.3 billion. The funds limited partners include public and private employee pension funds, money management firms, insurance companies and high net worth individuals, and the fund's principals have developed an extensive network of relationships with financial institutions, consultants and other specialists.

Based upon the due diligence CHS has completed to date, we would propose to form a venture with you, certain members of the Company's management ("Management"), and the Robert C. and Nani S. Warren Revocable Trust (the "Trust") to acquire 100% of the common stock (including any options, warrants or other rights to acquire common shares) of the Company (other than common stock rolled-over by the Trust and Management). CHS hereby proposes the following terms for the merger:

CONSIDERATION
-------------

 .    CHS, Management, the Trust and other selected investors would form a new entity ("Buyer") for the purpose of completing the acquisition. Buyer would acquire 100% of all classes of the Company's common stock other than common stock rolled-over by the Trust and Management (including any options, warrants or other rights to acquire common shares) for cash.

FINANCING
---------

 .    The acquisition would be financed with a combination of senior and subordinated debt and Equity Securities. Management and the Trust would roll over a significant portion of their existing equity. For purposes of this letter, "Equity Securities" shall mean any or all of the following: common stock, preferred stock and junior subordinated debt issued by Buyer.

 .    CHS, Management and the Trust would hold all the Equity Securities. CHS would acquire its Equity Securities for cash. Management and the Trust would roll over a significant portion of their existing equity in the Company as consideration for their Equity Securities. CHS would work with you to structure the investment in a tax efficient manner.

 .    CHS is currently willing to commit up to $60.0 million of equity. CHS is confident that the amount of its, the Trust's and Management's contributions will enable Buyer to secure the necessary debt financing to consummate the acquisition and provide Buyer and the Company with adequate capitalization for their operations and to meet their obligations after closing.

 .    CHS is prepared to invest additional equity capital in Buyer, after the initial acquisition, to take advantage of internal growth plans, complementary acquisitions and other corporate opportunities. All holders of the Equity Securities would have the right to co-invest, pro rata with CHS, in any subsequent investments in Buyer or any of its affiliates.

MANAGEMENT EQUITY PROGRAM
-------------------------

 .    Subject to adjustment based upon individual shareholder requirements, each of Management, the Trust and CHS would purchase the same relative percentages of the various Equity Securities. Except for certain employee specific considerations, all Equity Securities would have common terms.

 .    For example, for each $1,000 invested by a Manager, he would receive Equity
     Securities consisting of Preferred Stock having a face amount of $950 and 50 shares of Common Stock having a value as of the Closing equal to $1.00 per share. These would be the same securities in the same proportion as those that CHS and the Trust would purchase.

Preferred Stock would earn a dividend, compounded annually if not paid currently, which would be paid when and as declared by the Board of Directors or at maturity. Dividends on the Preferred Stock should not be taxable income to the holders thereof on a current basis (to the extent not paid in cash). The dividends would be taxable as current income when paid in cash.

Except as otherwise required by applicable law, holders of the Common Stock would be entitled to one vote per share on all matters to be voted on by Buyer's stockholders. As and when dividends on Common Stock are declared by Buyer's Board of Directors, the holders of Common Stock would be entitled to participate in such dividends ratably on a per share basis.

 .    On an as-needed basis, CHS would arrange mechanisms to assist a portion of a Manager's commitment to purchase Equity Securities for cash at closing.

 .    In addition to the purchased equity, CHS contemplates a management incentive option program that would allow management to earn additional ownership in Buyer based on its performance. The option pool would include a number of shares of Common Stock equal to a percentage of shares of Common Stock in existence as of the closing of the transaction. The options would be available for grant at closing. On the closing date, a portion of a Manager's options will be vested. Additional annual vesting of the options will be based upon Buyer meeting certain performance targets. Vesting would be accelerated should Buyer be sold prior to the final date of vesting of the options, based upon the actual vesting of the options until that time. Options that do not vest in any one fiscal year would not be available to vest in subsequent years. Vested options would not be subject to forfeiture. The Buyer will use reasonable efforts to structure the option program in the most tax efficient manner possible. The Buyer may use forfeitable stock or a second class of stock to achieve this goal.

 .    CHS would formulate appropriate bonus arrangements with managers and other employees on a basis consistent with prior practice of the Company. Bonuses would be based on a plan approved annually by Buyer's Board of Directors. Additional consideration would be payable to the Managers upon the sale of Buyer if certain financial performance targets were met.

OTHER ISSUES
------------

 .    The Board of Directors of Buyer initially would include five members consisting of you, three directors nominated by CHS and an additional member nominated by you. A Director nominated by CHS would serve as Chairman.

 .    Each Manager would be entitled to purchase his pro rata share (based on shares held) of any equity securities that the Company proposes to issue to CHS. Consistent with prior practice, CHS would cause Buyer to assist management with loans to finance such purchase.

 .    Each Manager would be entitled to participate on a pro rata basis (based on shares held) with CHS in any registered public offering of Common Stock.

 .    The usual investment horizon for CHS is 4-7 years. CHS has realized prior investments through public offerings, sales to strategic buyers and recapitalizations where management has partnered with another financial sponsor.

BINDING PROVISIONS
------------------

 .    Exclusivity:  Upon execution of this letter until the earliest to occur of:

          (i) CHS, the Trust and Management determining they are unable to agree upon definitive documents regarding the acquisition;

          (ii)  9 months after the date hereof;

          (iii) thirty days have elapsed following the date upon which the Company's board of directors definitively rejects the Buyer's final proposal regarding the acquisition; and

          (iv)  CHS agrees to earlier waive this restriction;

          such period, the "Exclusivity Period", the Trust and Management (in their respective individual capacities and not in any capacity they have at the Company) will not (and will not cause any other person to, directly or indirectly) (1) engage in discussions regarding, (2) enter into agreements or understandings with any person or group, including the Company, concerning or (3) participate in any way in a business combination involving the acquisition or disposition of equity or a material portion of the assets of the Company, other than the transactions contemplated by the parties.

 .    Agreements Regarding Shares: During the Exclusivity Period, Management
     agrees to vote all their holdings of Common Stock or other voting securities of the Company, and the Trustees of the Trust agree to vote all the Trust's holdings of Common Stock or other voting securities of the Company (in either case, in person or by proxy) in favor of the transactions contemplated by the parties which would require shareholder approval. The Trust's and Management's agreement to vote their shares includes an agreement to execute written consents in lieu of a meeting, and each of them agrees not to grant any proxies or enter into any voting agreement or arrangement inconsistent with this voting agreement. Management and the Trust also agree that, without the prior written consent of CHS, they will, during the Exclusivity Period, (i) not, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement to sell, grant an option for or otherwise transfer or dispose of any of Management's securities or securities owned by the Trust in the Company that they own beneficially or otherwise, and (ii) agree to vote (or cause to be voted) such respective securities, against any action or transaction that would impede, interfere with or prevent the entry into agreements regarding or consummation of the transactions contemplated by the parties. Notwithstanding the foregoing, the Trust may transfer shares of Common Stock to any beneficiary of the Trust in accordance with the terms of the Trust, provided any such shares continue to be bound by the provisions of this letter.

 .    Confidentiality: Except as otherwise required by law or in the following paragraph or as may be disclosed by the parties in any Schedule 13D filing, the terms of the acquisition will be kept strictly confidential by the parties regarding persons other than their attorneys and accountants (under duties of confidentiality) unless the Trust, you, on behalf of Management, and CHS release or consent to the release of any such information.

 .    Submission to The Company Board: CHS, Management and the Trust will reasonably cooperate in determining the manner of proposing (jointly) the terms and conditions of the acquisition to the Company's Board of Directors and/or its Special Committee for its approval, including, without limitation, a break-up fee.

 .    Good Faith Negotiation; Costs: Each of CHS, Management and the Trust agree to use good faith and reasonable efforts to draft, negotiate and enter into the documents regarding the acquisition contemplated by the parties, which will be drafted by Altheimer & Gray. All costs incurred by CHS, Management, the Trust and their respective affiliates in negotiating and preparing this term sheet (including all attorneys' fees and costs relating thereto), and all other documentation relating thereto, would be borne by Buyer; provided, however Buyer will reimburse Management for customary fees and expenses related to the negotiation and execution of the executive securities agreements. Any break-up fee or similar payment payable to Buyer will first be used to pay the expenses incurred by each equity holder and Buyer in connection with the acquisition and, thereafter, distributed pro rata to its equity holders (provided, if Management participates in an alternative transaction involving the Company as a principal or significant equity participant pursuant to which the break-up fee is paid, 100% of the remaining portion of the break-up fee or similar payment, if any, would be distributed to CHS).

 .    Governing Law/Attorneys Fees: It is the intent of the parties hereto that all questions with respect to the construction of this letter and the rights and liabilities of the parties hereto would be determined in accordance with the provisions of the laws of the State of Illinois, except as otherwise provided herein. In any dispute among the parties hereto concerning this letter agreement, the prevailing party would be entitled to recover from the non-prevailing party the prevailing party's (and its affiliates) reasonable attorneys' fees and costs. To the extent permitted by applicable law, the parties hereby waive trial by jury.

OTHER
-----

 .    This letter has been executed by you, not individually, but solely as a
     Trustee, in the exercise of the power and authority conferred upon and vested in you as such Trustee. It is expressly understood and agreed that nothing herein contained shall be construed as creating any liability on you as Trustee personally or any successor trustee, except if applicable Oregon law would otherwise provide, and that so far as the Trustee and your successors are concerned, every other party now or hereafter claiming any right under this Agreement or otherwise shall look solely to the assets from time to time held by the Trust for which you serve as Trustee.

 .    The parties acknowledge that, for purposes of this letter, no limitation shall apply to any actions or decisions of any trustee of the Trust in his or her individual capacity (other than as a trustee of the Trust) or in his capacity as a director of the Company.

 .    Please bear in mind that this letter is intended to summarize the basic terms under which CHS, Management and the Trust may be prepared to invest with each other in the acquisition and is not a binding commitment among CHS, the Trust and Management (other than the provisions of this and the prior paragraph, and under the heading entitled "Binding Provisions" relating to exclusivity, confidentiality, submission to the Company's Board, the agreements regarding shares, good faith negotiation, the bearing of costs and governing law/attorneys fees, all of which are intended to be binding agreements on the parties hereto and their respective successors and assigns and the provisions contained in this letter shall continue to be applicable to all holdings of Equity Securities or other voting securities after any transfer by any member of Management or the Trust). Upon any material breach of a binding provision of this letter by either CHS, on the one hand, or Management or Trust on the other hand, the non-breaching party shall have the right to immediately terminate this letter agreement upon which all further obligations of the parties hereto shall terminate, except that the terminating party's right to pursue all legal remedies in respect of such breach will survive such termination unimpaired. Moreover, this letter does not address all matters upon which agreement must be reached in order for the Transaction to be consummated, and except with respect to the items described in the preceding sentences, creates no rights in favor of any party. A binding commitment among CHS, the Trust and Management will only exist to the extent it is set forth in definitive agreements mutually agreed upon by such parties with respect to the transactions contemplated by the parties.


                  [Signatures set forth on the following page]

If you are in agreement with the above, please execute and have the other members of Management and the Trust execute a copy of this letter and return a counterpart to us via fax and regular mail. CHS and Buyer are prepared to commit substantial time and resources to work with you to make an offer to the Board of Directors of the Company in an expeditious manner. If you need any additional information on Buyer or CHS or desire clarification on any point in this letter, please do not hesitate to contact us at (312) 876-1840.

Sincerely,

CHS OREGON ACQUISITION CORP.


By: /s/ Peter M. Gotsch             By:  /s/ Danielle C. Cunningham
   --------------------                  --------------------------
   Peter M. Gotsch, President            Danielle C. Cunningham, Vice President


AGREED TO AND ACKNOWLEDGED:

CODE HENNESSY & SIMMONS IV LP
 By: CHS Management IV LP, its general partner
   By: Code Hennessy & Simmons LLC, its
         general partner

By: /s/ Peter M. Gotsch              By: /s/ Danielle C. Cunningham
   --------------------                 ---------------------------
   Peter M. Gotsch, Partner             Danielle C. Cunningham, Associate


/s/ Robert C. Warren, Jr.               THE ROBERT C. AND NANI S.
-------------------------
Robert C. Warren, Jr.                   WARREN REVOCABLE TRUST


/s/ Richard S. Anderson                 By: /s/ Robert C. Warren, Jr.
-----------------------                    --------------------------
Richard S. Anderson                        Robert C. Warren, Jr., Trustee, solely as Trustee


/s/ Terry H. Cathey                     By: /s/ Nani S. Warren
-------------------                        -------------------
Terry H. Cathey                            Nani S. Warren, Trustee, solely as Trustee


                                        By: /s/ Jack B. Schwartz
                                           ---------------------
                                           Jack B. Schwartz, Trustee, solely as Trustee

                                        By: /s/ C. Calvert Knudsen
                                           -----------------------
                                           C. Calvert Knudsen, Trustee, solely as Trustee